EXHIBIT 99.1

Bellatrix Announces Planned Timing of Its 2019 Guidance Release, Market Diversification Benefits, Debt Refinancing Update and Publication of Its Annual Corporate Responsibility Report

CALGARY, Alberta, Dec. 07, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces the planned timing of its 2019 capital budget and guidance release, reiterates its commodity price risk management protection and market diversification exposure, provides an update regarding its ongoing debt refinancing efforts, and the publication of its annual corporate responsibility report.

2019 Capital Budget and Guidance Timing

Bellatrix plans to release its 2019 capital budget and guidance in January 2019.  The Company intends on balancing financial flexibility and profitable resource development, incorporating the benefits of the market diversification contracts as outlined below.

Reiterated Commodity Price Risk Management Protection and Market Diversification Benefits

Bellatrix entered into a series of market diversification contracts approximately one year ago that give the Company access to non-AECO market natural gas prices.  Bellatrix’s market diversification sales into the Dawn, Chicago and Malin markets represent approximately 55% of Bellatrix’s natural gas volumes (based on the mid-point of 2018 average production guidance). Each of these three markets has demonstrated material price improvement in concert with strengthening Henry Hub prices.  Accessing premium priced markets on more than half of Bellatrix’s natural gas volumes provides a unique and differentiated advantage in the current price environment.

Furthermore, Bellatrix has proactively fixed the prices on a portion of these markets to reduce the impact of commodity price volatility on our business.  As at November 30, 2018 Bellatrix has locked in fixed prices in December 2018 (approximately 30% of natural gas volumes based on current annual 2018 production guidance at a Canadian equivalent price of approximately $4.33/Mcf) and the first quarter of 2019 (approximately 20% of natural gas volumes at a Canadian equivalent price of approximately $4.20/Mcf) as follows:

Month(s)	Market	Quantity	US$/MMBtu Price	Net Cdn$/Mcf Price(1)
Dec 2018	NYMEX/Dawn/Chicago Avg.	50,000 MMBtu/d	US$4.59/MMBtu	$4.33/Mcf
Jan – Feb 2019	NYMEX/Dawn Avg.	30,000 MMBtu/d	US$4.64/MMBtu	$4.40/Mcf
Mar 2019	Malin/Dawn Avg.	30,000 MMBtu/d	US$4.19/MMBtu	$3.78/Mcf
Note (1): Net Canadian equivalent price is calculated as the US$ fixed price, less contracted differential, adjusted to Canadian dollars at an assumed exchange rate of $1.30 USD/CAD.

In summary, Bellatrix ’s market diversification contracts include a total of 75,000 MMBtu/d of market exposure as follows:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d

Debt Refinancing Update

Bellatrix completed a debt refinancing transaction in September 2018 pursuant to which approximately one-third of its outstanding 8.5% senior unsecured notes due 2020 (the “2020 Notes”) were exchanged for new 8.5% second lien notes due 2023 (the “Second Line Notes”). As part of the transaction, the exchanging noteholders agreed to allow the issuance of up to US$50 million of additional Second Lien Notes, to be used for future 2020 Note exchanges on or before December 31, 2018. The holders of the Second Lien Notes have agreed to extend the December 31, 2018 deadline for the issuance of such additional Second Lien Notes to February 28, 2019.

Corporate Responsibility Report Released

Bellatrix is dedicated to achieving industry leading economic results in an environmentally responsible, compliant and safe manner.  Bellatrix has released its third annual Corporate Responsibility Report which has been posted to our website at www.bxe.com.  The report content is designed to provide context around our corporate responsibility initiatives and represents an extension of our ongoing commitment to providing enhanced disclosure and stakeholder engagement.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "intend", “plan”, “propose” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning plans to release its 2019 capital budget and guidance in January 2019 and the intention on balancing financial flexibility and profitable resource development, incorporating the benefits of the market diversification contracts.  To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management as at the date of this press release and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, failure to meet the conditions for closing the acquisition, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability for all parties to satisfy all conditions for closing the acquisition; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.